

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2014

Via E-mail
Lawrence Mendelsohn
Chairman and Chief Executive Officer
Great Ajax Corp.
9400 SW Beaverton-Hillsdale Hwy, Suite 131
Beaverton, OR 97005

> **Re: Great Ajax Corp.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-11**
> **Submitted December 5, 2014**
> **CIK No. 0001614806**

Dear Mr. Mendelsohn:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Use of Proceeds, page 60

1.   We note your disclosure on page 60 regarding the mortgage loans you intend to acquire with the proceeds of this offering. Please revise to provide more detail regarding the loans you intend to acquire, including the percentage of non-performing loans, the percentage of re-performing loans, the weighted average coupon, the weighted average LTV, the remaining term, number of first liens, geographic diversification and vintage. In addition, please clarify whether you have entered into a purchase agreement with respect to these loans. We may have further comment.

Liquidity and Capital Resources, page 76

2.   We note your disclosure on page 77 regarding the securitization transaction entered into

on November 19, 2014. Please revise to identify the initial purchaser of the Class A Notes and identify, as applicable, which affiliated entity retained the Class B Notes and Trust Certificate.

3.   We note your disclosure on page 78 explaining the repurchase agreement you entered into on November 25, 2014. Please revise to disclose the material terms of the agreement, including the interest rate and a brief description of any financial covenants.

Manager's Experience, page 82

4.   We note your response to comment 9 of our letter dated December 1, 2014. Please confirm to us that Aspen has not experienced any material adverse business developments.

Note 1 – Organization and Basis of Presentation, pages F-10 – F-11

5.   We note the company's 19.8% investment in the Manager is accounted for on the equity method.   Please tell us the amounts recorded and where these amounts related to your equity method investment has been recorded on your balance sheet and statement of income for the period ended September 30, 2014.   In addition, please clarify how you have complied with the disclosure requirements pursuant to Topic 323-10-50 of the Financial Accounting Standards Codification.

Note 3 – Mortgage Loans, page F-15 – F-16

6.   We note that you have aggregated the loans acquired into two pools, one for re-performing and another for non-performing based on common risk characteristics.   Please describe the common risk characteristics across the respective loan portfolios considered in determining that all these loans meet the aggregation criteria.   As noted within table information located elsewhere within your document, the loans acquired had various years of origination and were located across wide state geographic boundaries.   Your response should also address why further disaggregation within re-performing and non-performing would not produce more appropriate results.

7.   Please disaggregate your disclosures by re-performing and non-performing loans.   Reference is made to paragraph 310-30-15-6 of the Financial Accounting Standards Codification.

8.   Please expand your footnote disclosures to discuss credit quality information about your mortgage loans.   Reference is made to paragraphs 310-10-50-27 to 30 of the Financial Accounting Standards Codification.

Note 5 – Fair Value of Financial Instruments, page F-17

9.   Please revise to provide quantitative information about the significant unobservable inputs used in the fair value measurement of your mortgage loans in a tabular format.   Reference is made to paragraph 820-10-50-2(bbb) and 820-10-50-8 of the Financial Accounting Standards Codification.

        You may contact Wilson Lee, Staff Accountant, at (202) 551-3468, or Robert Telewicz, Senior Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3401 with any other questions.

                                    Sincerely,

                                    /s/ Jennifer Gowetski

                                    Jennifer Gowetski
                                    Special Counsel

cc: Anna T. Pinedo, Esq.